

May 24, 2011

Mr. Jonathan S. Wolfson
Chief Executive Officer
Solazyme, Inc.
225 Gateway Boulevard
South San Francisco, CA 94080

>   **Re: Solazyme, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 23, 2011**
>   **File No. 333-172790**

Dear Mr. Wolfson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Product Revenue, page 53

1. We have read your response to prior comment 2 from our letter dated May 19, 2011. We understand that product sales commenced in late March 2011 and so you have very limited historical experience on which to estimate product returns. Consequently, please expand your critical accounting policy to more fully describe the key factors which impact this material uncertainty. For example, please fully describe in the filing your agreements with customers pertaining to product returns. It appears that you are obligated to provide customers with a credit for all unsold (expired) Algenist products. In addition, please disclose therein what the referenced "historical returns data" is for similar products. Further, please disclose how much of the 3/31/11 $2.3 million product sales revenue has been subsequently collected. See Section 501.14 of the Financial Reporting Codification.

<u>Significant Partner agreement, page 47</u>

2. We have read your response to prior comment 1 from our letter dated May 12, 2011. Please amend your disclosure to clarify whether you expect to recognize the fair value of the warrant as an asset, a deduction from revenue, or an expense. If you are unable to make that determination, please disclose therein the circumstances under which the warrant would be accounted for as an expense or as a reduction of revenues. Please also disclose whether you expect to recognize the fair value of any warrants that ultimately vest by using the corresponding fair value on the vesting date(s). The resulting disclosure should clearly convey management's expectations regarding the potential financial statement impact of this transaction. Also, if a material increase in your stock price could cause the accounting for this warrant to materially impact your future operating results, then that fact should be disclosed. See Section 501.02 of the Financial Reporting Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan F. Denenberg
        Davis Polk & Wardwell LLP
        via facsimile at (650) 752-3604